UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Connecture, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

20786J106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS SSM Venture Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS SSM Venture Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS SSM II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS SSM Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS James D. Witherington, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,950
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,950
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,950
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% [1]
12.	TYPE OF REPORTING PERSON IN

1	The percent of class was calculated based on 22,344,764 shares of common stock issued and outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS R. Wilson Orr, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,951
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,951
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,951
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% [1]
12.	TYPE OF REPORTING PERSON IN

1	The percent of class was calculated based on 22,344,764 shares of common stock issued and outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016.

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Connecture, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

18500 West Corporate Drive, Suite 250 Brookfield, WI 53045

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)     SSM Venture Partners II, L.P., a Tennessee limited partnership (“SSMVP”);

(ii)    SSM Venture Associates, L.P., a Tennessee limited partnership (“SSMAP”);

(iii)  SSM II, L.P., a Tennessee limited partnership (“SSM II”)

(iv)   SSM Corporation, a Tennessee corporation;

(v)    James D. Witherington, Jr.

(vi)   R. Wilson Orr, III

The address of the principal business office of each of the reporting persons are 6070 Poplar Avenue, Suite 560, Memphis, Tennessee 38119. Each of the individuals named above is a citizen of the United States.

	(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number: 20786J106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	SSMVP directly owns 0 shares of Common Stock, which represents approximately 0% of the outstanding shares of Common Stock.

		(ii)	SSMAP directly owns 0 shares of Common Stock, which represents approximately 0% of the outstanding shares of Common Stock.

		(iii)	SSM II is the general partner of each of SSMVP and SSMAP and may be deemed to beneficially own 0 shares of Common Stock, which represents approximately 0% of the outstanding shares of Common Stock.

		(iv)	SSM Corporation is the general partner of SSM II and may be deemed to beneficially own 0 shares of Common Stock, which represents approximately 0% of the outstanding shares of Common Stock.

		(v)	James D. Witherington, Jr. is a director and stockholder of SSM Corporation. Mr. Witherington directly owns 3,950 shares of Common Stock, which represents approximately 0.0% of the outstanding shares of Common Stock.

		(vi)	R. Wilson Orr, III is a director and stockholder of SSM Corporation. Mr. Orr directly owns 3,951 shares of Common Stock, which represents approximately 0.0% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
SSMVP	-0-	-0-	-0-	-0-
SSMAP	-0-	-0-	-0-	-0-
SSM II	-0-	-0-	-0-	-0-
SSM Corporation	-0-	-0-	-0-	-0-
James D. Witherington, Jr.	3,950	-0-	3,950	-0-
R. Wilson Orr, III	3,951	-0-	3,951	-0-

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 22,344,764 shares of common stock issued and outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

This Amendment No. 1 to Schedule 13G is being filed to report the fact that as of December 31, 2016, none of the Reporting Persons is the beneficial owner of more than five percent of the Issuer’s Common Stock. As a result, each of the Reporting Persons to this Amendment No. 1 to Schedule 13G have no further reporting obligations on Schedule 13G with respect to its ownership of Common Stock of the Issuer, unless and until such time, that any transaction(s) were to occur that would require the Reporting Persons to resume their reporting obligations on Schedule 13G.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 10 of 11 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 20786J106	SCHEDULE 13G/A	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2017

SSM VENTURE PARTNERS II, L.P.

By:	SSM II, L.P., Its General Partner

By:	SSM Corporation, Its General Partner

	By:	/s/ James D. Witherington, Jr.
James D. Witherington, Jr., President

SSM VENTURE ASSOCIATES, L.P.

By:	SSM II, L.P., Its General Partner

By:	SSM Corporation, Its General Partner

	By:	/s/ James D. Witherington, Jr.
James D. Witherington, Jr., President

SSM II, L.P.

By:		SSM Corporation, Its General Partner

	By:	/s/ James D. Witherington, Jr.
James D. Witherington, Jr., President

SSM CORPORATION

	By:	/s/ James D. Witherington, Jr.
James D. Witherington, Jr., President

/s/ James D. Witherington, Jr.
James D. Witherington, Jr.

/s/ R. Wilson Orr, III
R. Wilson Orr, III

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: January 3, 2017

SSM VENTURE PARTNERS II, L.P.

By:	SSM II, L.P., Its General Partner

By:	SSM Corporation, Its General Partner

	By:	/s/ James D. Witherington, Jr.
James D. Witherington, Jr., President

SSM VENTURE ASSOCIATES, L.P.

By:	SSM II, L.P., Its General Partner

By:	SSM Corporation, Its General Partner

	By:	/s/ James D. Witherington, Jr.
James D. Witherington, Jr., President

SSM II, L.P.

By:	SSM Corporation, Its General Partner

	By:	/s/ James D. Witherington, Jr.
James D. Witherington, Jr., President

SSM CORPORATION

	By:	/s/ James D. Witherington, Jr.
James D. Witherington, Jr., President

/s/ James D. Witherington, Jr.
James D. Witherington, Jr.

/s/ R. Wilson Orr, III
R. Wilson Orr, III